GALIANO GOLD INC.

(formerly Asanko Gold Inc.1)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31, 2020 and 2019

(Expressed in United States dollars)

1 The Company's name was changed from "Asanko Gold Inc." to "Galiano Gold Inc." effective April 30, 2020.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

This Management's Discussion and Analysis ("MD&A") of Galiano Gold Inc. ("Galiano" or the "Company") has been prepared by management as of March 10, 2021 and should be read in conjunction with the Company's consolidated annual financial statements for the years ended December 31, 2020 and 2019 and the notes related thereto.

Galiano was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada. The Company changed its name from Asanko Gold Inc. to Galiano Gold Inc., following approval of the name change by the Company's shareholders at its Annual General and Special Meeting on April 30, 2020.

Additional information on the Company, including its most recent Annual Information Form ("AIF"), is available under the Company's profile at www.sedar.com and the Company's website: www.galianogold.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars ("US dollars") unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections "12. Risks and uncertainties" and "15. Cautionary statements" at the end of this MD&A.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

1. Fourth quarter and full year 2020 Highlights

Highlights of the Asanko Gold Mine (on a 100% basis)

  Exceeded annual production guidance: Annual gold production of 249,904 ounces, exceeding the upper end of 2020 production guidance of 225,000 - 245,000 ounces, with 65,571 ounces produced in the fourth quarter.

  Record milling performance: The processing plant delivered a record annual milling performance with throughput of 5.9Mt, at an average plant feed grade of 1.4 g/t. The processing facility continued to deliver metallurgical recovery well above design achieving 94% recovery.

  Strong financial performance: Reported record net income of $131.5 million and Adjusted EBITDA2 of $169.0 million in 2020 compared to adjusted net income2 of $9.1 million and Adjusted EBITDA2 of $99.4 million in 2019.

  Significant cash generation: Generated $152.3 million of cash flows from operating activities (after taking into account unfavourable working capital changes of $30.7 million) and free cash flow2 of $66.9 million during 2020.

  Return of capital: Returned $75.0m to joint venture participants through cash distributions in 2020.

  Consistent cost performance: For the year ended December 31, 2020, total cash costs per ounce2 of $889 and all-in sustaining costs2 ("AISC") of $1,115/oz, below revised guidance (as of Q3 2020) of $1,150/oz.

  Exploration success: Completed a drilling program at the Nkran pit designed to confirm and improve confidence in the Mineral Reserve estimate for the third phase of mining and tested the extent of mineralization below the proposed Cut 3 pit shell with positive results, while initial drilling programs at Akwasiso and Abore demonstrated positive results showing extension of mineralization in both pits.

  Safety culture maintained: There were two lost-time injuries ("LTI") and 10 total recordable injuries ("TRI") reported during the year. LTI frequency rate ("LTIFR") and TRI frequency rate ("TRIFR") per million employee hours worked were 0.20 and 1.01, respectively, for the year.

  Local recognition: The AGM received the "Best Company in Exploration" award from the Ghana Chamber of Mines for a third year in a row.

Highlights of the Company

  Improved liquidity: Received distributions from the Asanko Gold Mine joint venture of $37.5 million during the year.

  Stable balance sheet: Cash on hand of $62.2 million and $2.9 million in receivables as at December 31, 2020, while remaining debt free.

  Record earnings: Generated net income after tax for the year of $57.4 million or $0.26 per share.

  New management: During the year, appointed a new Chair of the Board of Directors (the "Board") and augmented the Vancouver-based management team with the appointment of a Chief Operating Officer and various other senior management positions.

2 See "8. Non-GAAP measures"

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

2. Business overview

Galiano holds a 45% economic interest in the Asanko Gold Mine (the "AGM") and gold exploration tenements (collectively the "joint venture" or "JV") on both the Asankrangwa and Sefwi Gold Belts in the Republic of Ghana ("Ghana"), West Africa. Galiano is the operator of the joint venture and receives an annual service fee from the JV. Gold Fields Limited ("Gold Fields") owns a 45% economic interest in the AGM JV, with the Government of Ghana owning a 10% free-carried interest.

In addition to its interest in the AGM, the Company's interest in the JV also includes a 50% interest in a portfolio of other Ghanaian gold concessions in various stages of exploration.

The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, multiple satellite deposits and a carbon-in-leach ("CIL") processing plant, with a current nameplate capacity of 5.4 million tonnes per annum ("Mtpa").

Galiano's vision is to build a sustainable business capable of long-term value creation for its stakeholders through a combination of exploration, accretive M&A activities and the disciplined deployment of its financial resources. The Company's shares are listed on the Toronto Stock Exchange ("TSX") and the NYSE American Exchange ("NYSE American") under the symbol "GAU".

Key business developments in 2020

Name change

The Company changed its name from Asanko Gold Inc. to Galiano Gold Inc., following approval of the name change by the Company's shareholders at its Annual General and Special Meeting on April 30, 2020.

Changes to the Board of Directors and Management

During the year, Paul Wright was appointed Chair of the Board and Judith Mosely was appointed to the Board. In addition, the Company completed a corporate restructuring closing its Johannesburg office and centralizing all its corporate and support activities in its Vancouver office. Newly appointed technical and financial personnel include:

  Matt Badylak, Executive Vice President and Chief Operating Officer. Mr. Badylak is a seasoned mining professional with 20 years of operations experience including a number of senior management roles with Eldorado Gold.  In his most recent role as General Manager Kisladag Mine, Mr. Badylak was responsible for multiple cost saving initiatives and optimization of the heap leaching operations, allowing the company to avoid construction of a capital-intensive milling facility and extend the operation of the heap leach.
  Matt Freeman, Senior Vice President Finance. Mr. Freeman will be involved with all aspects of the Company's financial reporting and forecasting. He has over 20 years of experience, most recently with Energold Drilling and SSR mining.
  Eric Chen, Vice President Resources. In this role, he will be responsible for mineral resource modelling and geostatistical studies.  Mr. Chen has over 30 years of experience most recently with Newmont Goldcorp.
  Alberto Chang, Vice President Mining. Alberto will lead the Company's mine planning, production optimization and mine process improvement. Mr. Chang is a mining engineer with over 35 years of hands-on experience in the mining industry through management, design and development in both open pit and underground mining. He has been working as a Mining Consultant for the past several years and before that, he worked in various management and technical positions within Goldcorp Inc., NovaGold Resources Inc., Newmont-Buenaventura JV and Placer Dome Inc., in Canada, Mexico, USA, Peru and Chile.
  Greg Collins, Vice President Exploration. In this role, he will lead the Company's exploration efforts on the large land package associated with the AGM. Mr. Collins has over 25 years of experience with companies such as North Limited, Anglogold Ashanti and Eldorado Gold.
  Peter Lekich, Vice President Investor Relations. Mr. Lekich will lead the Company's investor outreach and external communications. He has over 10 years of experience, most recently with Eldorado Gold.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Updated Technical Report

In conjunction with the Company's filing of a base shelf prospectus in Q2 2020, the Company filed an updated Life of Mine ("LOM") plan entitled National Instrument 43-101 Technical Report for the Asanko Gold Mine, Ghana (Amended and Restated) dated June 9, 2020 with information as of February 15, 2020 (the "2020 LOM Plan").  The report can be found on SEDAR, www.sedar.com, and on the Company's website at www.galianogold.com.

Normal Course Issuer Bid ("NCIB") and At-the-Market ("ATM") Offering

During the year, the Company repurchased 2.8 million shares for $2.3 million (average acquisition price of $0.83 per share) under the NCIB program that was initiated in 2019. Additionally, the Company entered into an ATM agreement, under which, the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million (the "Offering"). As of December 31, 2020, the Company had not issued any common shares under the Offering. Refer to section "7. Liquidity and capital resources".

COVID-19 Update

The JV continues to operate in all material respects with strict hygiene, deep cleaning, restriction of personnel movement, ongoing monitoring and physical distancing protocols in place in accordance with the Ghanaian Ministry of Health Guidelines. The AGM has established additional protocols and procedures to manage any confirmed cases of COVID-19, including contact tracing, rapid testing and isolation of affected persons. The AGM has procured a polymerase chain reaction ("PCR") testing machine capable of processing up to 40 samples per day which is in the process of being certified by the Ghana health authorities. Additionally, on-site accommodations have been modified to isolate infected and suspected-to-be-infected individuals, limiting on-site cross contamination and expediting return to work timelines. As a result, though there have been several confirmed cases of COVID-19 among the operational personnel at the AGM (mostly asymptomatic), to date the AGM's operations have been able to continue uninterrupted in all material respects with the majority of confirmed cases cleared and those employees resuming normal duties after completing a two-week regulatory isolation. The Company's offices in Vancouver and Accra are observing local regulations and open with restrictions and protocols in place. The Company's Johannesburg office is in the process of being wound up.

The AGM has stockpiled key reagents, consumables, critical spares and diesel supply. The AGM's primary refiner, based in South Africa, continues to receive shipments and refine gold doré from the AGM.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Financial and operating highlights

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
Galiano Gold Inc.
Net income (loss) after tax	17,671	(21,205)	57,376	(167,928)
Adjusted EBITDA[2]	20,389	12,584	68,313	35,958

Asanko Gold Mine (100% basis)
Financial results
Revenue	111,104	97,075	418,130	340,969
Income from mine operations	46,267	9,062	147,942	29,158
Net income (loss) after tax	41,547	(285,138)	131,519	(280,523)
Adjusted EBITDA[2]	48,733	31,755	168,989	99,401

Free cash flow[2]	21,490	28,897	66,870	43,998
AISC margin[2]	39,365	32,783	145,309	65,700

Key mine performance data
Gold produced (ounces)	65,571	66,112	249,904	251,044
Gold sold (ounces)	60,655	66,095	243,807	248,862

Average realized gold price ($/oz)	1,828	1,465	1,711	1,376

Operating cash costs ($ per gold ounce)[2]	801	790	803	776
Total cash costs ($ per gold ounce)[2]	892	863	889	845
All-in sustaining costs ($ per gold ounce)[2]	1,179	969	1,115	1,112

3. Results of the AGM

All results of the AGM in this section are on a 100% basis, unless otherwise noted. The Company's attributable economic interest in the AGM is 45%.

3.1 Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three months and years ended December 31, 2020 and 2019, unless otherwise noted.

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
Key mine performance data of the AGM (100% basis)
Ore tonnes mined (000 t)	1,964	1,405	6,193	5,071
Waste tonnes mined (000 t)	11,773	4,956	38,272	25,719
Total tonnes mined (000 t)	13,737	6,361	44,465	30,790
Strip ratio (W:O)	6.0	3.5	6.2	5.1
Average gold grade mined (g/t)	1.4	1.6	1.5	1.5
Mining cost ($/t mined)[3]	3.20	4.86	3.40	4.52

Ore transportation from Esaase (000 t)	622	357	2,133	1,464
Ore transportation cost ($/t trucked)	7.15	8.62	7.65	8.83

Ore tonnes milled (000 t)	1,438	1,460	5,943	5,498
Average mill head grade (g/t)	1.5	1.5	1.4	1.5
Average recovery rate (%)	95%	94%	94%	94%
Processing cost ($/t treated)	10.46	10.83	10.51	10.91

 3For the year ended December 31, 2019, mining cost per tonne excludes a provision for a one-time contract termination fee.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

a) Health and Safety

There was one LTI and three TRIs reported during the quarter. The AGM's LTIFR and TRIFR for the three months ended December 31, 2020 were 0.37 and 1.10 per million employee hours worked, respectively.

b) Mining

During Q4 2020, the AGM sourced ore from the Akwasiso and Esaase Main pits, collectively delivering 2.0Mt of ore at an average gold grade of 1.4g/t and a strip ratio of 6.0:1.

Mining activities at Esaase expanded to include night shift operations in April 2020. Esaase material is being trucked to the processing plant at Obotan using 30-tonne road trucks. Esaase ore currently makes up approximately 50% of the mill feed.

In 2021, the mine will source ore primarily from Esaase and Akwasiso, while mill feed will be augmented, where necessary, with run-of-mine stockpile material.

Mining cost per tonne for Q4 2020 was $3.20 compared to $4.86 during Q4 2019, a decrease of 34%. The lower mining cost per tonne in Q4 2020 was predominantly due to volume differences as higher total tonnes were mined during Q4 2020 which had the effect of decreasing certain fixed mining costs on a per unit basis and a reduction in fuel and other supply surcharges from mining contractors. As well, a higher proportion of mined tonnes were sourced from Esaase (as opposed to Nkran in Q4 2019), which attracts a lower relative unit cost for load and haul and drill and blast costs. These factors were offset by an increase in grade control drilling costs in Q4 2020.

At Esaase, intensive grade control drilling was complemented by rigorous pit mapping, drill hole relogging and reprocessing of previous geophysical data in an effort to derive a more nuanced appreciation of the geological controls on mineralization and to better define the higher-grade variability observed in the areas mined during the two years of operations at the Esaase pits. In Q4 2020, the AGM continued to advance a study to refine the structural, geological and mineralization models for Esaase augmented with a targeted infill drilling program. In addition, investigations are underway to examine the modeling methodologies and most appropriate data density required to further understand the grade distribution within the Esaase deposit. This work will continue through H1 2021 with the goal to improve reconciliation between the Mineral Resource Estimate and the grade control model culminating in an updated Mineral Resource and Reserve Estimate with an anticipated effective date of June 30, 2021 which the Company expects to release in Q3 2021 (refer to section "6. Guidance and outlook").

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

c) Processing

The AGM produced 65,571 ounces of gold during Q4 2020, as the processing plant achieved milling throughput of 1.4Mt of ore processed at a grade of 1.5g/t and metallurgical recovery averaging 95%. The gold feed grade processed through the mill was marginally higher than that mined during the quarter as the AGM employs a differential stockpiling and feed arrangement process, in line with the AGM LOM plan.

Processing cost per tonne for Q4 2020 was $10.46 compared to $10.83 during Q4 2019, a decrease of 3%. The decrease in processing cost per tonne from Q4 2019 to Q4 2020 was primarily due to temporary reductions in electricity rates provided by the Government of Ghana in response to the COVID-19 pandemic, which reduced the AGM's per unit power costs for the quarter. Additionally, grinding media and cyanide consumption was lower in Q4 2020 compared to Q4 2019 due to processing a higher blend of oxide ore from Esaase. Partly offsetting these factors were higher maintenance costs and consumables consumption (including replacement of conveyor belt liners).

d) Total cash costs and AISC

For the three months and the year ended December 31, 2020, total cash costs per ounce2 was $892/oz and $889/oz, respectively, compared to total cash costs per ounce during the three months and year ended December 31, 2019 of $863/oz and $845/oz, respectively. Total cash costs were 3% higher in Q4 2020 relative to Q4 2019 primarily due to the impact of lower gold sales volumes which had the effect of increasing fixed production costs on a per unit basis and an increase in ore transportation costs associated with trucking ore from Esaase to the process plant as a higher proportion of ore was sourced from Esaase ($26/oz increase for the quarter). Total cash costs per ounce2 was also impacted by a higher royalty expense arising from improvement in the gold price during Q4 2020 compared to Q4 2019. Partly offsetting these factors was a positive NRV adjustment to stockpile inventory in Q4 2020, the cash cost component of which represented a decrease in production costs of $7.1 million, compared to a positive NRV adjustment in Q4 2019 where $0.6 million was recorded as a reduction to production costs.

Relative to Q3 2020, total cash costs per ounce2 were lower in Q4 2020, decreasing by 28% from $1,244/oz to $892/oz. The decrease in total cash costs per ounce2 from Q3 2020 was primarily due to a positive NRV adjustment to stockpile inventory in Q4 2020, of which $7.1 million was credited to production costs, whereas in Q3 2020 a negative NRV adjustment of $5.9 million was recorded in production costs (net $214/oz decrease). Higher gold sales volumes also had the effect of decreasing fixed production costs on a per ounce basis.

For the three months and year ended December 31, 2020, AlSC2 for the AGM amounted to $1,179/oz and $1,115/oz, respectively, compared to AISC2 of $969/oz and $1,112/oz for the three months and year ended December 31, 2019, respectively. The increase in AlSC2 from Q4 2019 to Q4 2020 was predominantly due to a $29/oz increase in total cash costs as discussed above and a $98/oz increase in capitalized stripping costs. Capitalized stripping costs were higher in Q4 2020 due to waste stripping activities on Cut 2 at the Esaase Main pit, while in Q4 2019 stripping costs were relatively lower due to the completion of the Cut 2 pushback at Nkran. AISC2 was also higher in Q4 2020 due to $21/oz increase in sustaining capital expenditures (relating to raising the height of the tailings storage facility ("TSF"), and the impact of lower gold sales volumes in Q4 2020 had the effect of increasing fixed costs on a per ounce basis. Payments made on the AGM's service and mining contractor lease agreements were also $64/oz higher in Q4 2020 due to timing of payments.

Relative to Q3 2020, AlSC2 for Q4 2020 decreased from $1,488/oz to $1,179/oz, a decrease of 21%. Total cash costs per ounce2 were $352/oz lower in Q4 2020, while the AGM's G&A expense decreased by $19/oz and sustaining capital decreased by $26/oz as the raising of the TSF neared completion in Q4 2020. AISC2 was also positively impacted by higher gold sales volumes in Q4 2020 which had the effect of decreasing fixed costs on a per ounce basis. Partly offsetting these factors was an $87/oz increase in capitalized stripping costs in Q4 2020 due to the advancement of waste mining activities on Cut 2 at Esaase Main pit.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

For the three months and year ended December 31, 2020, the AGM incurred non-sustaining capital and exploration expenditures of $14.0 million and $48.4 million, respectively, compared to $15.9 million and $25.5 million during the comparative periods in 2019, respectively. Non-sustaining expenditures during Q4 2020 were comprised primarily of $3.2 million of exploration expenditures associated with the AGM's drilling program (refer to section 3.2 "Development and exploration update") and mineral rights fee accruals, as well as $10.7 million of development capital, which included costs associated with the resettlement of the Tetrem village near Esaase.

e) Environmental, Social and Corporate Governance

The Company published its 2019 annual sustainability report on July 17, 2020. This report summarized the JV’s performance highlights in the areas of health and safety, environmental stewardship, climate change adaptation, governance, human rights, contributing to community, our people, and stakeholder engagement. The report outlines the JV’s sustainability goals at the AGM for 2020, some of which were impacted by COVID-19. The report is available on the Company’s website at www.galianogold.com and has also been distributed electronically to local and national stakeholders in Ghana.

The JV supports a number of socio-economic development programs in its stakeholder communities. Some the initiatives undertaken in FY 2020 included:

  Completion of training and the development of an operational manual for the Board of Trustees overseeing a local foundation which will complement existing community investment programs.
  Completion of a new hospital at Esaase with donations of medicine and supplies.
  A proactive approach to support stakeholder communities as the COVID-19 pandemic evolved. This included working closely with the regional health care providers and donating hygiene and personal protective equipment.

The Company has various feedback mechanisms in place at the AGM and the stakeholder communities which enable the JV's workforce, local residents, other groups and individuals to come forward to raise issues of concern. These concerns are then fully investigated by the JV and subsequently addressed.

The AGM became a signatory to the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold during Q2 2020 and expects to complete the external certification process in Q1 2021. The JV has commenced its community plastic recycling program and waste segregation on-site has commenced. A greenhouse gas baseline audit was completed during the year, allowing the JV to continuously strive to improve energy efficiency at the AGM.

3.2 Development and exploration update

The following discussion relates to the AGM's current and planned development activities (on a 100% basis), as well as the exploration work performed during the period on tenements held within the JV's land package.

a) Tetrem Village Relocation

During the quarter, work associated with the resettlement of the Tetrem village continued and the relocation project is expected to be handed over to the community and completed in Q2 2021.

b) Production Geology

Grade control drilling for the Akwasiso pit in Q4 2020 recorded a total of 17,939m from 991 holes using reverse circulation ("RC") rigs yielding 14,835 samples for analysis.

For the Esaase operation, grade control drilling focused on the Main Pit and included 130,374m from 5,210 holes yielding 108,498 samples for analysis. The grade control drilling was complemented by rigorous in-pit mapping.

In support of geological modeling and Resource Estimation, a rigorous mapping program has been undertaken at each of Esaase, Akwasiso and Nkran pits as well as at Miradani North.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

c) Exploration

The JV holds a district-scale land package of 21,300 hectares on the Asankragwa Gold Belt. During Q2 2020, Galiano announced the exploration strategy for the JV that was developed in collaboration with the JV partner with the three main focus objectives being:

i) Near term - to replace depletion from mining activity in 2020 and 2021.

ii) Medium term - to improve the business plan for 2023 to 2026 by delineating Mineral Reserves by the end of 2022 that have superior overall economics to Cut 3 at Nkran.

iii) To advance exploration targets with +1 million ounce potential to be in production to replace Esaase.

The following exploration programs were undertaken during the fiscal year to evaluate the current and potential expanded mineralization of each project to improve the mineral resource estimate and to assess the broader potential of each project.

  Abore - located 13km north of the processing plant along the Esaase haul road. Drill holes were designed to upgrade existing resources and extensions to the ore body to the north and south.  The JV drilled 5,663 meters of RC drilling and diamond drilling ("DD") over 32 holes during Q2 2020 (refer to the Company's news release dated July 6, 2020 for additional details on the drilling results) and reported the following drilling highlights:
    Hole 029: 28 meters @ 4.9 g/t gold (from 75m to 103m)
    Hole 024: 6 meters @ 24.3 g/t gold (from 70m to 76m)
    Hole 018: 3 meters @ 11.3 g/t gold (from 48m to 51m)
    Hole 005: 9 meters @ 3.6 g/t gold (from 106m to 115m)
    Hole 013: 16 meters @ 1.9 g/t gold (from 84m to 100m)

This drill program appears to have successfully provided infill drilling in the main pit area, targeting an upgrade from Inferred to Indicated categories of Mineral Resources and improved confidence in existing Indicated Mineral Resources. In addition, hole 024 delineated an extension of the mineralization to the north end of the main pit with 6 meters at 24.3 g/t gold intercepted and hole 029 also defined an extension of the mineralization in the north pit with 28 meters at 4.9 g/t gold intercepted. Mineralization is open along strike to the north-east of the north pit and a follow up drill program is currently underway to test for mineralization to the north-east.

  Nkran Cut 3 - The Nkran pit is located immediately adjacent to the 5.4Mtpa processing plant and has been the main source of ore at the AGM since commercial production commenced in 2016. Cut 2 of the open pit operations was depleted at the end of Q2 2020 and in-pit drilling commenced in early July. The JV completed a 33-hole in-pit drilling program during Q3 2020. The program was designed to both confirm and improve confidence in the Mineral Reserve Estimate for the third phase of mining at Nkran as well as test the extent of mineralization below the proposed Cut 3 pit shell. In total, 4,649m of RC and DD were completed with key intercepts noted below.

A second drill program consisting of 26 RC drill holes was initiated and completed in Q3 2020. Drilling was designed to test for mineralization in push-back zones, if any, for the proposed Cut 3 waste material, with a potential to improve cash flows during a period of heavy capital investment in the stripping of Cut 3. Minor multi-gram, multi-meter intercepts were encountered in the holes drilled to date. A follow-up drill program is currently being evaluated.

In addition, a geotechnical drilling and engineering campaign has been initiated targeting the proposed new west wall location for Cut 3. Upon completion of the current drilling and geotechnical work, it is expected that the design of Cut 3 will be finalized and a definitive mine plan and capital cost estimate completed in 2021. For additional details on drilling results, refer to the Company's news release dated September 8, 2020.

Highlights of the drilling results for the Nkran in-pit program include:

  Drilling highlights:
    Hole 012: 79 meters @ 4.7 g/t gold (from 1m to 80m) and 80 meters @ 3.9 g/t gold (from 84m to 164m)
    Hole 021: 43 meters @ 3.3 g/t gold (from 1m to 44m)

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

  Hole 022: 44 meters @ 3.2 g/t gold (from 14m to 58m)
  Hole 023: 62 meters @ 6.1 g/t gold (from 65m to 127m)
  Hole 025: 30 meters @ 21.5 g/t gold (from 128m to 158m)
  Hole 026: 27 meters @ 4.9 g/t gold (from 137m to 164m)
  Hole 028: 27 meters @ 3.7 g/t gold (from 93m to 120m)
  Improved confidence in estimated Indicated Mineral Resources for Cut 3 mine planning.
  Identification of mineralization continuing below the currently planned Cut 3 reserve shell.
  Akwasiso - located 5km north east of the processing plant and is currently being mined.  Drilling has targeted extensions of the ore body to the north and south as well as upgrading of inferred resources. The JV drilled 4,535m of RC drilling and DD which was completed in Q2 2020. For additional details on drilling results, refer to the Company's news release dated June 25, 2020. Results are currently being incorporated into new modeling and resource estimation programs with anticipated completion in H1 2021.

An in-pit drill program consisting of 10 holes and 1,655m RC and DD was completed in Q4 2020 to support and add confidence to the understanding of mineralization at depth and improve resource estimation for further planned mining and Cut 3 development.

  Miradani North (formerly referred to as Tontokrom) - this target is located 10km south-west of the processing plant and was drilled in 2019 with no stated resources. Prior small-scale mining operations have left a shallow pit, approximately 400m x 150m with known mineralization extending at depth and along strike. Following resolution of a previously disclosed boundary dispute with a local miner, a Phase 2 12-hole drill program totaling 3,758m of DD and RC drilling commenced in Q3 and Q4 2020.  This drill program aimed to provide a nominal 80 x 80m appraisal of potential mineralization along strike and down dip from previous 2019 drilling. For additional details on Phase 2 drilling results, refer to the Company's news release dated November 30, 2020.

Highlights of the drilling results for the Phase 2 program include:

  Drilling highlights:
    Hole TTPC20-024 intersected 40m at 2.1 g/t gold (from 86m to 126m)
    Hole TTPC20-026 intersected 9m at 2.5 g/t gold (from 19m to 28m)
    Hole TTPC20-028 intersected 19m at 2.2 g/t gold (from 287m to 306m)

A Phase 3 program consisting of 50-holes of in-fill drilling to a 40 x 40m spacing is currently underway with 33 holes completed consisting of 9,285m of DD and RC drilling. This program has been designed to confirm and expand knowledge of intercepts identified in the 2019 drill program and to provide sufficient information and confidence for undertaking a maiden resource estimate anticipated to be completed in Q3 2021. For additional details on Phase 3 drilling results, refer to the Company's news releases dated February 1, 2021 and February 25, 2021.

Highlights of the drilling results for the Phase 3 program include:

  Drilling highlights:
    Hole TTDD20-032 intersected 17m at 6.3 g/t gold (from 342m to 359m)
    Hole TTPC20-034 intersected 16m at 3.0 g/t gold (from 175m to 191m)
    Hole TTPC20-039 intersected 35m at 2.1 g/t gold (from 85m to 120m)
    Hole TTPC20-041 intersected 36m at 1.9 g/t gold (from 71m to 107m)
    Hole TTPC20-044 intersected 22m at 2.3 g/t gold (from 207m to 229m)
    Hole TTDD20-044 intersected 13m at 3.2 g/t gold (from 190m to 202m)

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

3.3 Financial results of the AGM

The following tables present excerpts of the financial results of the JV for the three months and years ended December 31, 2020 and 2019. These results are presented on a 100% basis.

Three months and years ended December 31, 2020 and 2019

	Three months ended December 31,		Year ended December 31,
(in thousands of US dollars)	2020 $	2019 $	2020 $	2019 $

Revenue	111,104	97,075	418,130	340,969

Cost of sales:
Production costs	(48,833)	(52,582)	(198,347)	(199,234)
Depreciation and depletion	(10,448)	(30,578)	(50,934)	(95,418)
Royalties	(5,556)	(4,853)	(20,907)	(17,159)
Income from mine operations	46,267	9,062	147,942	29,158

Exploration and evaluation expenditures	(3,246)	(2,219)	(9,681)	(6,092)
General and administrative expenses	(1,429)	(1,411)	(7,434)	(6,549)
Income from operations	41,592	5,432	130,827	16,517
Impairment	-	(289,589)	-	(289,589)
Finance expense	(1,053)	(1,095)	(3,165)	(8,905)
Finance income	62	68	285	283
Foreign exchange gain	946	46	3,572	1,171
Net income (loss) after tax for the period	41,547	(285,138)	131,519	(280,523)
Adjusted net income (loss) after tax for the period[2]	41,547	4,451	131,519	9,066

Average realized price per gold ounce sold ($)	1,828	1,465	1,711	1,376
Average London PM fix ($)	1,874	1,481	1,770	1,393
All-in sustaining costs ($ per gold ounce)[2]	1,179	969	1,115	1,112
All-in sustaining margin ($ per gold ounce)[2]	649	496	596	264
All-in sustaining margin ($'000)[2]	39,365	32,783	145,309	65,700

[2] Non-GAAP measure. Adjusted net income (loss) as presented in the table was derived by adjusting net income (loss) of the AGM by the amount of the impairment associated with the AGM LOM plan update in 2019.

Revenue

During Q4 2020, the AGM sold 60,655 ounces of gold at an average realized gold price of $1,828/oz for a quarterly record total revenue of $111.1 million (including $0.2 million of by-product silver revenue). During Q4 2019, the AGM sold 66,095 ounces of gold at an average realized gold price of $1,465/oz for total revenue of $97.1 million (including $0.2 million of by-product silver revenue). The increase in revenue quarter-on-quarter was therefore a function of a 25% improvement in average realized gold prices, partly offset by an 8% decrease in sales volumes in Q4 2020.

During the year ended December 31, 2020, the AGM sold 243,807 ounces of gold at an average realized gold price of $1,711/oz for total revenue of $418.1 million (including $0.9 million of by-product silver revenue). In the comparative period of 2019, the AGM sold 248,862 ounces of gold at an average realized gold price of $1,376/oz for total revenue of $341.0 million (including $0.8 million of by-product silver revenue and presented net of $2.2 million of gold sales related to pre-production activities at Esaase that were capitalized to mineral properties, plant and equipment ("MPP&E")). The increase in revenue during 2020 was therefore a function of a 24% improvement in average realized gold prices, partly offset by a 2% decrease in sales volumes.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

The AGM continues to sell all the gold it produces to Red Kite under an offtake agreement. The terms of the offtake agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite. As of December 31, 2020, 1,083,180 gold ounces have been delivered to Red Kite under the offtake agreement (December 31, 2019 - 839,373 ounces).

Production costs and royalties

During Q4 2020, the AGM incurred production costs of $48.8 million, compared to $52.6 million in Q4 2019. Production costs were lower in Q4 2020 primarily due to the reversal of previously recorded NRV adjustments on stockpile inventory, of which $7.1 million was credited to production costs, and that a higher proportion of mined tonnes were sourced from Esaase (as opposed to Nkran in Q4 2019) which attracts a lower relative unit cost for load and haul and drill and blast costs. This factor was partly offset by lower sales volumes in Q4 2020 and an increase in ore transportation costs associated with trucking ore from Esaase to the process plant as a higher proportion of ore was sourced from Esaase.

During the year ended December 31, 2020, the AGM incurred production costs of $198.3 million, compared to $199.2 million for the year ended December 31, 2019. Production costs in 2020 were largely in line with 2019. Impacting production costs in 2020 relative to 2019 were higher operating cash costs per ounce2 resulting from an increase in total tonnes mined and higher labour and doré transportation costs due to COVID-19. Firstly, labour costs increased as the AGM requested employees to stay on-site for the majority of Q2 2020 in an attempt to prevent the spread of COVID-19 through restricted travel, resulting in an increase in overtime pay and pay in lieu of leave. Secondly, the AGM incurred increased costs transporting its bullion to the JV's primary refiner in South Africa during a time that Ghana restricted cross-border commercial travel. These factors were partly offset by the recording of a one-time $3.7 million gain in Q2 2020 on the derecognition of a mining contractor services lease agreement and a reversal of previously recorded net realizable value adjustments on stockpile inventory, of which $7.7 million was credited to production costs.  In the comparative period of 2019, a downward net realizable value adjustment on stockpile inventory was recorded, of which $7.9 million was recorded as production costs.  Additionally, production costs in 2019 included a one-time contract termination fee accrual relating to one of the JV's mining contractors.

Production costs for the three months and year ended December 31, 2020 were reported net of stripping costs of $4.4 million and $18.7 million (three months and year ended December 31, 2019 - $0.3 million and $34.0 million, respectively). Stripping costs are capitalized to mineral properties in accordance with the AGM's accounting policy for stripping costs. To the extent that excess waste is mined during the period in an identified component of the mine, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties.

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM concessions. The AGM's Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement; additionally, the AGM's Esaase concession is also subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee. Royalties are presented as a component of cost of sales and amounted to $5.6 million and $20.9 million for the three months and year ended December 31, 2020 (three months and year ended December 31, 2019 - $4.9 million and $17.2 million, respectively). Royalty expense was higher in Q4 2020 and FY 2020 due to higher earned revenues.

Depletion and depreciation

Depreciation and depletion expense for Q4 2020 amounted to $12.7 million (including $2.8 million of depletion associated with previously capitalized deferred stripping cost) as a result of 2.0Mt of ore mined during the quarter. Of the total depreciation and depletion expense, $2.3 million was allocated to the cost of inventories. This compares to depreciation and depletion of $30.6 million for Q4 2019 (which included $16.1 million of depletion associated with previously capitalized deferred stripping costs) when 1.4Mt of ore was mined during the comparative period. Depreciation and depletion expense decreased from Q4 2019 to Q4 2020 due to the recording of a $289.6 million impairment as at December 31, 2019 (associated with the AGM's LOM plan update), of which $260.4 million was allocated to MPP&E and had the effect of reducing the depreciable asset cost base. This was partly offset by a reduction in the global gold mineral reserves of the AGM (related to the LOM update that resulted in the 2019 impairment), resulting in a decrease in the total gold mineral reserves over which the MPP&E asset cost base is depreciated. Additionally, the 40% increase in ore tonnes mined from Q4 2019 to Q4 2020 resulted in higher depreciation.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Depreciation and depletion expense for the year ended December 31, 2020 amounted to $52.7 million (including $19.6 million of depletion associated with previously capitalized deferred stripping costs) as a result of 6.2Mt of ore mined during the year.  Of the total depreciation and depletion expense, $1.8 million was allocated to the cost of inventories. This compares to depreciation and depletion of $95.4 million for the year ended December 31, 2019 (which included $39.0 million of depletion associated with previously capitalized deferred stripping costs) when 5.1Mt of ore was mined during the comparative year. The decrease in depreciation expense from 2019 to 2020 was primarily due to the recording of the 2019 impairment, partly offset by a reduction in the global gold mineral reserves of the AGM (as discussed above) and a 22% increase in ore tonnes mined from 2019 to 2020 which resulted in higher depreciation.

Exploration and evaluation expenditures

During Q4 2020, the AGM incurred exploration expenditure of $4.0 million, $3.2 million of which was expensed through the P&L as exploration and evaluation ("E&E") expenditures, compared to $2.2 million of E&E expenditures expensed in Q4 2019.  For the year ended December 31, 2020, the AGM incurred exploration expenditures of $18.6 million, $9.7 million of which was expensed as E&E expenditures, compared to $6.1 million expensed in the comparative year.

The increase in E&E expenditures for both periods was primarily related to drilling programs in line with the Company's exploration strategy and expanded exploration program (see 3.2 "Development and exploration update").

General and administrative expenses

G&A expenses in Q4 2020 were comparable to Q4 2019, totaling $1.4 million in each period.

For the year ended December 31, 2020, the AGM's G&A expenses were $0.9 million higher than the 2019 comparative year due to higher share-based compensation expense and legal fees, as well as regulatory costs related to registration of the Joint Venture Agreement ("JVA") with Ghanaian tax authorities.

2019 Impairment

During the year ended December 31, 2019, the Company and its JV partners announced that the scope of the ongoing work associated with the AGM's LOM plan would:

  target a remaining mine life of 8-10 years with gold production of 225,000 to 250,000 ounces per year;
  contemplate resources based on Localized Uniform Conditioning methodology;
  be based on NI43-101 standards and consistent with Gold Field's operating practices;
  be based on Measured and Indicated Mineral Resources using Datamine Mine Stope Optimization software;
  not include any major development capital investments such as further processing plant expansions or Esaase ore transportation infrastructure; and
  be based on metallurgical recovery estimates for Esaase fresh ore based on an updated metallurgical model, which would in turn be based on a test-work program currently underway.

The Company previously prepared its Amended and Restated Definitive Feasibility Study related to the AGM on June 5, 2017 (and amended and restated on December 20, 2017, the "12/17 DFS"). The 12/17 DFS previously estimated the AGM's remaining life of mine to be between 14 and 21 years (ending 2030 - 2037) with gold production ranging from 108,000 ounces to 497,000 ounces.

Given that the target mine life and production was expected to result in the extraction of materially less than the total previously estimated reserves and resources of the AGM, the Company considered this to represent an indicator of possible impairment. Accordingly, the Company assessed the recoverable amount of the AGM, which was based on management's estimate of the fair value less cost of disposal of the AGM. The fair value less cost of disposal of the AGM (on a 100% basis) was estimated to be $211.8 million as at December 31, 2019 and included life of mine cash flow projections, on the basis of the updated scope. The projected cash flows were discounted using a post-tax discount rate of 8.4% which represented the weighted-average cost of capital commensurate with the risks associated with the AGM's cash flows.  The Company's estimated gold price considered analysts' consensus pricing for the estimated duration of the AGM LOM plan. The gold price assumptions were as follows:

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Gold price assumption	2020	2021	2022 to 2024	Long-term	Weighted Average
Gold price (per ounce)	$1,500	$1,425	$1,400	$1,350	$1,373

During the year ended December 31, 2019, the Company determined that an impairment of $289.6 million was required at the AGM based on its estimate of the recoverable amount of the AGM. Management's estimate of the fair value of the AGM was classified as Level 3 in the fair value hierarchy.

As at December 31, 2020, the Company did not identify any further indicators of impairment of the AGM cash-generating unit based on information available to management at the time of preparing the annual audited consolidated financial statements for the year ended December 31, 2020, nor had the indicators of impairment identified in 2019, which gave rise to the above-mentioned impairment, reversed suggesting a possible reversal of previously recorded impairments.

The Company and its JV partner are completing their work associated with a new LOM plan for the AGM, including an updated Mineral Resource and Reserve Estimate with an expected effective date of June 30, 2021, which is expected to be released in Q3 2021. The results of this ongoing work may impact the projected life of mine cash flows of the AGM.

Finance expense

The following is a summary of finance expense incurred by the AGM JV during the three months and years ended December 31, 2020 and 2019:

	Three months ended December 31,		Year ended December 31,
(in thousands of US dollars)	2020	2019	2020	2019
(Loss) gain on gold hedging instruments	(366)	1,174	(366)	(4,440)
Interest on lease liabilities	(96)	(307)	(732)	(1,817)
Interest and fees associated with revolving credit facility	(357)	(1,670)	(1,198)	(1,670)
Accretion charges on asset retirement provisions	(174)	(272)	(550)	(903)
Other	(60)	(20)	(319)	(75)
Total finance expense	(1,053)	(1,095)	(3,165)	(8,905)

Q4 2020 finance expense included a $0.4 million loss ($0.2 million realized and $0.2 million unrealized) on hedging instruments compared to a $1.2 million realized gain in Q4 2019. This was partly offset by a $1.3 million decrease in interest and fees associated with the RCF as the comparative period included legal fees and standby charges associated with entering into the RCF.

For the year ended December 31, 2020, the reduction in finance expense compared to 2019 was primarily due to the 2019 year including a $4.4 million realized loss on gold hedging instruments. Interest expense on lease liabilities also reduced by $1.1 million due to the unwinding of interest over the lease term and accretion charges on asset retirement provisions reduced by $0.4 million due to lower discount rates.  Fees associated with the RCF were also lower in 2020 by $0.5 million for the reasons stated above.

The JV continues to manage the AGM's exposure to gold price risk, with an objective of margin protection, by periodically entering into hedging programs.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

3.4 Cash flow results of the AGM

The following table provides a summary of cash flows for the AGM on a 100% basis for the three months and years ended December 31, 2020 and 2019:

	Three months ended December 31,		Year ended December 31,
AGM 100% Basis (in thousands of US dollars)	2020	2019	2020	2019
Cash provided by (used in):
Operating cash flows before working capital changes	53,856	33,808	183,065	109,785
Operating activities	47,997	45,440	152,322	120,375
Investing activities	(22,254)	(12,242)	(69,108)	(62,672)
Financing activities	(4,712)	(25,866)	(62,590)	(35,272)
Impact of foreign exchange on cash and cash equivalents	(66)	(142)	(128)	(321)
Increase in cash and cash equivalents during the period	20,965	7,190	20,496	22,110
Cash and cash equivalents and restricted cash, beginning of period	43,289	36,568	43,758	21,648
Cash and cash equivalents and restricted cash, end of period	64,254	43,758	64,254	43,758

Cash flows from operating activities

During Q4 2020, the AGM generated cash flows from operations of $48.0 million, comprising cash inflows before working capital changes of $53.9 million and cash outflows from non-cash working capital changes of $5.9 million. Cash outflows from non-cash working capital changes were primarily the result of a $14.5 million increase in inventories and $3.2 million decrease in accounts payable and accrued liabilities. These factors were partly offset by an $11.3 million decrease in trade and VAT receivables.

The increase in operating cash flows in Q4 2020 compared to Q4 2019 was primarily the result of an increase in the JV's revenues and operating margins.

During the year ended December 31, 2020, the AGM generated cash flows from operations of $152.3 million, comprising cash flows before working capital changes of $183.1 million and outflows from non-cash working capital changes of $30.7 million. Cash outflows from non-cash working capital changes were primarily the result of a $32.6 million increase in inventories and a $2.8 million increase in prepaid expenses and deposits (partly associated with securing supplies of the JV's critical consumables in response to COVID-19). These factors were partly offset by a $2.0 million increase in accounts payable and accrued liabilities and a $2.7 million decrease in trade and VAT receivables.

The increase in operating cash flows for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily a result of an increase in the JV's revenues and operating margins.

Cash used in investing activities

During Q4 2020, the AGM invested $22.3 million in additions to MPP&E. The total cash expenditure on MPP&E during the quarter included $9.1 million relating to the capitalization of deferred stripping costs, $2.4 million in sustaining capital related primarily to raise the height of the TSF and $8.6 million in development capital related primarily to the Tetrem village relocation adjacent to the Esaase deposit and $2.2 million in exploration costs relating to tenements with defined mineral reserves.

The increase in cash flows invested in MPP&E from Q4 2019 to Q4 2020 was primarily due to higher capitalized stripping costs ($5.7 million increase) as Q4 2020 included capitalized stripping costs associated with Esaase Cut 2, higher sustaining capital on raising the TSF ($1.1 million increase) and higher development capital primarily related to the Tetrem village relocation ($3.2 million increase).

During the year ended December 31, 2020, the AGM invested $69.3 million in additions to MPP&E. The total cash expenditure on MPP&E during the year included $16.6 million relating to the capitalization of deferred stripping costs, $14.0 million in sustaining capital, $38.8 million in development capital, property acquisition costs and exploration costs relating to tenements with defined mineral reserves (Nkran, Abore, Adubiaso and Akwasiso). Sustaining capital related primarily to raising the height of the TSF, while development capital related primarily to the Tetrem village relocation near Esaase.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

The increase in cash flows invested in MPP&E for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to higher development capital primarily related to the Tetrem village relocation ($11.5 million increase), higher sustaining capital expenditures primarily relating to raising the height of the tailings storage facility ($7.6 million increase) and exploration drill programs on Nkran, Abore, Adubiaso and Akwasiso ($5.6 million increase). This was partly offset by lower capitalized stripping costs ($20.5 million decrease) as the western portion of the Cut 2 pushback at Nkran began in Q1 2019 (and completed in Q4 2019).

Cash used in financing activities

During the three months ended December 31, 2020, $4.7 million of cash used in financing activities related primarily to lease payments of $4.3 million on the JV's services and mining contractor lease agreements.

The decrease in cash flows used in financing activities from Q4 2019 to Q4 2020 related to preferred share distributions to the JV partners in Q4 2019 totaling $20.0 million.

During the year ended December 31, 2020, $62.6 million of cash used in financing activities related primarily to distributions totaling $75.0 million to the JV partners and lease payments of $16.3 million on the JV's services and mining contractor lease agreements. Cash used in financing activities was partly offset by the utilization of the $30.0 million RCF.

During the first quarter of 2020, the joint venture undertook the proactive step to drawdown the RCF in light of the economic uncertainty surrounding the COVID-19 pandemic and its effect on US dollar liquidity. While the JV's healthy liquidity position did not necessitate the utilization of the credit facility, the Company determined that this was a prudent step to further strengthen the robust cash position during these uncertain times. During the year ended December 31, 2020, financing activities included cash outflows of $1.2 million relating to the payment of interest and standby fees on the RCF. The JV expects to repay the RCF in full within twelve months of the balance sheet date.

The increase in cash flows used in financing activities during the year ended December 31, 2020 compared to December 31, 2019 related primarily to the preferred share distributions to the JV partners totaling $75.0 million in 2020 (distributions in 2019 totaled $20.0 million), partly offset by the $30.0 million drawdown on the JV's debt facility.

Liquidity position

In October 2019, the JV entered into a $30.0 million RCF with RMB. The term of the RCF is three years, maturing in September 2022 and bears interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on security granted to RMB. Commitment fees in respect of the undrawn portion of the RCF are on a similar sliding scale of between 1.40% and 1.33%.  As at December 31, 2020, the balance drawn under the RCF was $30.0 million (December 31, 2019 - $nil). The JV expects to repay the RCF in full within twelve months of the balance sheet date.

As at December 31, 2020, the JV held cash and cash equivalents of $64.3 million (including the above-mentioned $30.0 million fully drawn RCF), $10.9 million in receivables from gold sales and $8.2 million in gold on hand. This compares to December 31, 2019 when the JV held $43.8 million in cash and cash equivalents ($3.0 million of which was restricted in favour of a gold hedging counterparty and released on January 3, 2020), $9.1 million in receivables from gold sales and $2.8 million in gold on hand.

The Company does not control the funds of the JV. The liquidity of the Company is further discussed in section "7. Liquidity and capital resources".

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

4. Financial results of the Company

The following table is a summary of the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company for the three months ended December 31, 2020 and 2019 and the years ended December 31, 2020, 2019 and 2018. Note that the table below includes 100% of the results for the AGM for the periods January 1, 2018 to July 31, 2018, being the period during which the Company controlled the AGM. For the three months and years ended December 31, 2020 and 2019 and the period from August 1, 2018 to December 31, 2018, the Company has recognized its share of the net income (loss) of the JV. As a result, most of the variances from 2018 in the table below are attributable to the deconsolidation of the AGM due to the closing of the JV Transaction.

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019	2018
(in thousands of US dollars, except per share amounts)	$	$	$	$	$

Revenue	-	-	-	-	161,918

Cost of sales:
Production costs	-	-	-	-	(79,008)
Depreciation and depletion	-	-	-	-	(41,944)
Royalties	-	-	-	-	(8,096)
Total cost of sales	-	-	-	-	(129,048)

Income from mine operations	-	-	-	-	32,870

Share of net earnings (loss) related to joint venture	18,691	-	59,159	(126,264)	(1,050)
Service fee earned as operators of joint venture	1,240	1,223	4,917	4,963	1,892
Exploration and evaluation expenditures	-	-	-	-	(2,333)
General and administrative expenses	(3,342)	(2,368)	(14,757)	(11,828)	(11,660)
Income (loss) from operations and joint venture	16,589	(1,145)	49,319	(133,129)	19,719

Loss due to loss of control of subsidiaries	-	-	-	-	(143,261)
Finance income	1,263	135	8,325	871	5,555
Finance expense	(10)	(20,180)	(45)	(35,650)	(10,737)
Foreign exchange (loss) gain	(171)	(15)	(223)	(20)	20
Income (loss) before income taxes	17,671	(21,205)	57,376	(167,928)	(128,704)

Current income tax expense	-	-	-	-	(1,079)
Deferred income tax expense	-	-	-	-	(11,430)
Net income (loss) and comprehensive income (loss) for the period	17,671	(21,205)	57,376	(167,928)	(141,213)

Net income (loss) attributable to:
Common shareholders of the Company	17,671	(21,205)	57,376	(167,928)	(141,372)
Non-controlling interest	-	-	-	-	159
	17,671	(21,205)	57,376	(167,928)	(141,213)

Income (loss) per share attributable to common shareholders:
Basic	0.08	(0.09)	0.26	(0.74)	(0.64)
Diluted	0.08	(0.09)	0.26	(0.74)	(0.64)

Weighted average number of shares outstanding:
Basic	224,197,308	225,948,601	223,655,880	225,867,169	220,108,770
Diluted	225,216,468	225,948,601	224,919,474	225,867,169	220,108,770

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Share of net earnings (loss) related to joint venture

As the Company equity accounts for its interest in the JV, the Company recognized its 45% interest in the net earnings of the JV in the amounts of $18.7 million and $59.2 million for the three months and year ended December 31, 2020, respectively (three months ended and year ended December 31, 2019 - share of net earnings of $nil and share of net loss of $126.3 million, respectively, with the 2019 year including the Company's share of the 2019 impairment recorded by the JV).

Service fee earned as operators of the joint venture

In accordance with the JVA, the Company is the operator of the AGM and, in consideration for managing the operations of the mine, receives a gross annual service fee from the JV of $6.2 million (originally $6.0 million per annum, but adjusted annually for inflation). For the three months and year ended December 31, 2020, the Company earned a gross service fee of $1.5 million (less withholding taxes of $0.3 million) and $6.1 million (less withholding taxes of $1.2 million), respectively.

During the three months and year ended December 31, 2019, the Company earned a gross service fee of $1.5 million (less withholding taxes of $0.2 million) and $6.0 million (less withholding taxes of $1.0 million), respectively.

General and administrative expenses

G&A expenses for the three months and years ended December 31, 2020 and 2019 comprised:

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
(in thousands of US dollars)	$	$	$	$
Wages, benefits and consulting	(1,652)	(1,249)	(9,200)	(7,723)
Office, rent and administration	(350)	(238)	(907)	(800)
Professional and legal	(166)	(123)	(1,001)	(452)
Share-based payments	(692)	(506)	(2,168)	(1,789)
Travel, marketing, investor relations and regulatory	(441)	(212)	(1,317)	(966)
Other	(41)	(40)	(164)	(98)
Total G&A expense	(3,342)	(2,368)	(14,757)	(11,828)

G&A expenses in Q4 2020 were $1.0 million higher than Q4 2019 primarily due to costs associated with the transition of a technical services management team from the Company's Johannesburg office to the corporate head office. In addition, share-based compensation expense was $0.2 million higher due to appreciation of the Company's share price, while travel, marketing, investor relations and regulatory costs also increased by $0.2 million and office, rent and administration costs increased by $0.1 million.

G&A expenses for the year ended December 31, 2020 were $2.9 million higher than the during the year ended December 31, 2019, predominantly due to non-recurring costs associated with the intended closure of Company's Johannesburg office. In addition, legal and professional fees were $0.5 million higher in 2020 due to costs associated with filing the Base Shelf Prospectus and ATM offering in Q2 2020 (see section "7. Liquidity and capital resources"), while share-based payments expense ($0.4 million increase) was higher due to the reason stated above.  Marketing and investor relations costs ($0.4 million increase) were also higher in 2020 compared to 2019.

Finance income

Finance income includes changes in the fair value of the Company's preferred share investment in the JV (which has no fixed redemption date) and interest earned on cash balances. For the three months and year ended December 31, 2020, the Company recognized a positive fair value adjustment of $1.2 million and $7.8 million, respectively, on changes in the fair value of the Company's preferred share investment in the JV.

During the three months and year ended December 31, 2019, the Company recognized $0.1 million and $0.5 million of finance income, respectively, which was primarily related to changes in carrying values of the Company's preferred share investments in the JV.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Finance expense

Finance expense for the three months and year ended December 31, 2020 includes interest on lease liabilities and banking fees.

During the three months and year ended December 31, 2019, the Company recognized a downward fair value adjustment of $20.1 million and $35.6 million in finance expense, respectively, on changes in the fair value of the Company's preferred share investment in the JV.  The downward fair value adjustment was a result of a change in the estimated amount and timing of the cash flows expected to be distributed by JV associated with the AGM LOM plan update. There was no change to the face value of the preferred shares.

5. Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters. Except for basic and diluted income (loss) per share and adjusted basic and diluted income (loss) per share1, the totals in the following table are presented in thousands of US dollars.

	2020				2019
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Share of net earnings (loss) related to joint venture	18,691	5,587	14,347	20,534	-	(126,047)	6,135	(6,352)
Service fee earned as operators of joint venture	1,240	1,234	1,221	1,222	1,223	1,488	1,126	1,126
General and administrative expenses	(3,342)	(5,183)	(3,558)	(2,674)	(2,368)	(3,199)	(3,456)	(2,805)
Income (loss) from operations and joint venture	16,589	1,638	12,010	19,082	(1,145)	(127,758)	3,805	(8,031)
Other income (expenses)	1,082	1,567	2,684	2,724	(20,060)	(19,758)	2,302	2,717
Net income (loss) for the period	17,671	3,205	14,694	21,806	(21,205)	(147,516)	6,107	(5,314)
Basic and diluted income (loss) per share	0.08	0.01	0.07	0.10	($0.09)	($0.65)	0.03	($0.02)

Adjusted net income (loss) for the period[2]	17,671	3,205	14,694	21,806	941	793	6,107	(5,314)
Adjusted basic and diluted income (loss) per share[2]	0.08	0.01	0.07	0.10	0.00	0.00	0.03	($0.02)

EBITDA[2]	16,458	1,686	12,069	19,046	(1,200)	(127,777)	3,847	(8,049)
Adjusted EBITDA[2]	20,389	7,552	18,489	21,883	12,584	9,441	12,357	1,244

Since Q1 2019, other income has included fair value adjustments on the Company's preferred share investments in the JV.

In Q3 2019, the Company recognized an impairment on its equity investment in the AGM JV totaling $128.3 million which was presented as part of the Company's share of the net loss related to the JV. Additionally, in Q3 2019, the Company recognized a $20.0 million downward fair value adjustment on its preferred share investment in the JV which was presented as finance expense.

In Q4 2019, the Company recognized a $20.1 million downward fair value adjustment on its preferred share investment in the JV resulting from the finalization of its work over the AGM LOM plan which was presented as finance expense.

The increase in net earnings related to the JV during 2020 was primarily due to higher realized gold prices.

The increase in EBITDA and Adjusted EBITDA2 during 2020 was primarily a result of the increase in the Company's interest in the AGM's net income.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

6. Guidance and outlook

2020 Production and cost guidance (100% basis)

In 2020, the AGM produced 249,904 ounces of gold, exceeding the upper end of its production guidance, while AISC2 for the year was $1,115/oz which was below revised guidance (as of Q3 2020) of $1,150/oz. During 2020, certain factors put pressure on costs performance including higher royalty expense associated with higher realized gold prices, higher sustaining capital expenditures associated with design changes to the raise of the tailings dam as well as additional costs associated with the JV's COVID‐19 mitigation measures.

Budgeted sustaining capital for 2020 was estimated at $11.0 million with actual spend of $14.0 million. The higher-than-budget expenditure on sustaining capital was due to the above-mentioned design changes associated with raising the height of the TSF.

Budgeted development capital for 2020 was estimated at $24.0 million with actual spend of $31.0 million. The higher-than-budget expenditure on development capital was primarily due to advancing the Tetrem village relocation, which was 97% complete as of December 31, 2020.

The AGM expanded its exploration program in 2020, mainly around the underexplored Miradani mineralized trend, and incurred $18.6 million in exploration expenditures (budget of $17.1 million).  Exploration spend was higher than budget due to expanding the drilling programs at Abore and Miradani.

2021 Guidance for the Asanko Gold Mine (100% basis)

In 2021, the AGM is targeting 225,000 to 245,000 ounces of gold production at AISC2 of $1,100 to $1,300/oz. AISC2 includes budgeted sustaining capital expenditures of $20 million, with approximately $13 million for a TSF lift.

The mine plan for 2021 plans to source ore primarily from Akwasiso and Esaase. These ore sources are expected to be augmented where necessary with run‐of‐mine stockpile material.  Accordingly, budgeted AISC2 for 2021 includes approximately $60 to $80/oz of non-cash charges associated with processing stockpiled ore.

Development capital is forecast at $18 million, primarily for completion of the Tetrem village relocation and work on the Obotan and Esaase water treatment plants. In addition, $20 million is budgeted for exploration, mainly around the Miradani mineralized trend.

Mineral Resource and Reserve Update

An updated Mineral Resource and Reserve Estimate with an anticipated effective date of June 30, 2021 is expected to be released in Q3 2021 for the AGM. The Mineral Resource and Reserve Estimate is expected to incorporate new exploration and infill drilling, reduced operational costs, higher commodity price assumptions, in-pit mapping information and refined grade estimations which the Company believes will result in a further improvement of the understanding of the ore bodies within the AGM's mineral concessions. The resulting Mineral Resource and Reserve Estimate will reflect the ongoing efforts by the Company and its JV partner to achieve the best value from the AGM in the context of the current operating and metal price environment.

___________________________

2  See "8. Non-GAAP measures"

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

7. Liquidity and capital resources

A key financial objective of the Company is to actively manage its own cash balance and liquidity in order to meet the Company's strategic plans, as well as those of the JV in accordance with the JV agreement. The Company shares control of the JV and aims to manage the JV in such a manner as to generate positive cash flows from the AGM's operating activities in order to fund its operating, capital and project development requirements. A summary of the Company's net assets and key financial ratios related to liquidity are as follows.  Note that the December 31, 2020 and December 31, 2019 balances below, unless otherwise noted, do not include any assets or liabilities of the JV.

	December 31, 2020	December 31, 2019
(in thousands of US dollars, except outstanding shares and options)	$	$

Cash and cash equivalents	62,151	31,109
Other current assets	3,390	4,691
Non-current assets	138,049	108,704
Total assets	203,590	144,504

Current liabilities	3,618	2,317
Non-current liabilities	1,089	930
Total liabilities	4,707	3,247

Working capital	61,923	33,483

Total equity	198,883	141,257

Total common shares outstanding	224,253,522	225,098,810
Total options outstanding	8,330,820	12,568,362

Key financial ratios
Current ratio	18.12	15.45
Total liabilities-to-equity	0.02	0.02

The Company held cash and cash equivalents of $62.2 million and $2.9 million in receivables as at December 31, 2020.

Subsequent to the JV transaction with Gold Fields ("JV Transaction"), other than the JV service fee, the Company has no current direct sources of revenue and any free cash flows generated by the AGM are no longer within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. Further information regarding the definition of "Distributable Cash" is included in section "8.3 EBITDA and Adjusted EBITDA". However, given the Company's cash balance and ongoing service fee receipts from the JV, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see "Commitments" below) during the next 24 months.

Normal course issuer bid

On November 12, 2019, the Company received approval from the TSX to commence the NCIB on November 15, 2019 to purchase up to 11,310,386 common shares, representing 5% of the Company's issued and outstanding common shares on that date. Purchases pursuant to the NCIB are made on the open market through the facilities of the TSX and NYSE American.

All common shares purchased by the Company under the NCIB were purchased at the market price at the time of acquisition in accordance with the rules and policies of the TSX and NYSE American and applicable securities laws. All common shares acquired by the Company under the NCIB were cancelled and purchases were funded out of the Company's working capital. The NCIB had a term of one-year and such was terminated on November 14, 2020.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

During the three months ended December 31, 2020, the Company did not repurchase any common shares under the NCIB program. During the year ended December 31, 2020, the Company repurchased and cancelled a total of 2,758,063 common shares under the NCIB program for $2.3 million (average acquisition price of $0.83 per share). Since inception of the NCIB in Q3 2019, the Company has repurchased and cancelled a total of 3,866,983 common shares for $3.3 million (average acquisition price of $0.84 per share).

ATM Offering

On June 25, 2020, the Company entered into an ATM agreement with H.C. Wainwright & Co. and Cormark Securities (the "Agents"). Under the ATM agreement, the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million. The Company expects to use any net proceeds of the Offering for general corporate and working capital requirements, including, but not limited to, funding ongoing exploration and operations at the Asanko Gold Mine, funding the Company's working capital requirements, repaying indebtedness outstanding from time to time, completing future acquisitions and/or for other corporate purposes.

No offers or sales of common shares will be made in Canada on the TSX or other trading markets in Canada. The Company will pay the Agents a commission of 3.0% of the aggregate gross proceeds from each sale of common shares. The Company will determine, in its sole discretion, the date, price and number of common shares to be sold under the Offering, if any.  Any common shares sold in the Offering will be distributed at market prices or prices related to prevailing market prices from time to time.

The Offering was made by way of a prospectus supplement dated June 25, 2020 (the "Prospectus Supplement") to the Company's existing U.S. registration statement on Form F-10 (the "Registration Statement") and Canadian short form base shelf prospectus (the "Base Shelf Prospectus") each dated June 11, 2020. The Prospectus Supplement and the Registration Statement are available on the SEC's website and the Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators.

In addition, in connection with the Gold Fields Limited's ("GF") existing pre-emptive right to maintain its 9.9% pro rata ownership interest in the Company, the Company has agreed to sell to GF, from time to time during the term of the Offering at GF's election, on a private basis, such number of common shares as to represent 9.9% of the common shares issued under the Offering, if any.

As of December 31, 2020, the Company had not issued any common shares under the Offering.

Equity

The Company is financially stable with a total liabilities-to-equity ratio of 0.02 as at December 31, 2020.

Commitments

The following table summarizes the Company's contractual obligations as at December 31, 2020 and December 31, 2019. Note the following table excludes commitments and liabilities of the JV for both years presented.

(in thousands of US dollars)	Less than 1 year	1 -3 years	4 -5 years	Over 5 years	Total December 31, 2020	Total December 31, 2019
Accounts payable and accrued liabilities	2,478	-	-	-	2,478	1,649
Long-term incentive plan (cash-settled awards)	1,046	668	-	-	1,714	1,001
Corporate office leases	126	267	234	-	627	823
Total	3,650	935	234	-	4,819	3,473

In addition to the above commitments, the Company has provided various parent company guarantees related to the unfunded portion of the AGM's reclamation bonds in the amount of $5.9 million.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Contingencies

Due to the nature of its business, the Company may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

Cash flows

The following table provides a summary of cash flows for the three months and year ended December 31, 2020 and 2019:

	Three months ended December 31,		Year ended December 31,
(in thousands of US dollars)	2020	2019	2020	2019
Cash provided by (used in):
Operating cash flows before working capital changes	(1,645)	(560)	(7,929)	(4,988)
Operating activities	(1,559)	(1,589)	(6,404)	(8,748)
Investing activities	28	20,061	37,930	30,171
Financing activities	130	(987)	(520)	(665)
Impact of foreign exchange on cash and cash equivalents	63	(11)	36	(7)
(Decrease) increase in cash and cash equivalents during the period	(1,338)	17,474	31,042	20,751
Cash and cash equivalents, beginning of period	63,489	13,635	31,109	10,358
Cash and cash equivalents, end of period	62,151	31,109	62,151	31,109

Cash provided by operating activities

During Q4 2020, the Company utilized cash flows in operations of $1.6 million, net of cash inflows in working capital of $0.1 million (Q4 2019 - utilized cash flows in operations of $1.6 million, net of cash outflows in working capital of $1.0 million).

During the year ended December 31, 2020, the Company utilized cash flows from operations of $6.4 million, net of cash inflows in working capital of $1.5 million (year ended December 31, 2019 - operating cash flows utilized of $8.7 million, net of cash outflows in working capital of $3.8 million). For the year ended December 31, 2020, cash inflows of $1.5 million from non-cash working capital were primarily the result of a $1.6 million decrease in receivables, partly offset by a $0.1 million increase in prepaid expenses.

The change in cash flows used in operating activities from 2019 to 2020 was primarily due to a reduction in the receivable due from the JV related to the Company's service fee earned as operators of the JV, partly offset by an increase in corporate G&A expenses.

Cash from (used in) investing activities

During the three months ended December 31, 2020, cash flows from investing activities related to interest earned on cash balances.

During Q4 2019, the Company generated cash of $20.1 million as a result of a $10.0 million payment received from Gold Fields in connection with the JV Transaction, a $10.0 million preferred share redemption payment from the JV and $0.1 million of interest earned on cash balances.

During the year ended December 31, 2020, the Company generated cash of $37.9 million through investing activities as the Company received $37.5 million in distributions from the JV in the form of preference share redemptions while earning $0.5 million of interest on cash balances. The cash generated through investing activities was partially offset by property, plant and equipment additions of $0.1 million.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

During the year ended December 31, 2019, the Company generated cash of $30.2 million as a result of $20.0 million in payments received from Gold Fields in connection with the JV Transaction, a $10.0 million preferred share redemption payment from the JV and $0.2 million in interest earned on cash balances.

Cash used in financing activities

During Q4 2020, cash provided by financing activities of $0.1 million related to proceeds received upon exercise of share-based options which was partly offset by lease payments on corporate office space.  Whereas during Q4 2019, cash used in investing activities related to share repurchases under the NCIB of $1.0 million and office lease payments.

During the year ended December 31, 2020, cash used in financing activities of $0.5 million related to $2.3 million of share repurchases under the NCIB and $0.1 million in lease payments on corporate office space. These factors were partly offset by $1.9 million of proceeds received upon exercise of share-based options.  During the 2019, cash used in investing activities related to share repurchases under the NCIB totaling $1.0 million and office lease payments, which were partly offset by proceeds received upon exercise of share-based options of $0.3 million.

8. Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-GAAP performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

8.1 Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-GAAP performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of the JV. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company's performance and ability to generate cash flow. Other companies may calculate operating cash costs and total cash costs per ounce differently.

The following tables provide reconciliations of operating and total cash costs per gold ounce of the AGM to production costs of the AGM on a 100% basis (the nearest GAAP measure) as presented in the notes to the consolidated annual financial statements of the Company for the years ended December 31, 2020 and 2019.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
(in thousands of US dollars, except per ounce amounts)	$	$	$	$
Production costs345	49,014	52,582	197,706	194,476
Share-based payment expense included in production costs	(198)	(152)	(1,027)	(411)
By-product revenue	(244)	(239)	(930)	(832)
Total operating cash costs	48,572	52,191	195,749	193,233
Royalties and production taxes	5,556	4,853	20,907	17,159
Total cash costs	54,128	57,044	216,656	210,392
Gold ounces sold	60,655	66,095	243,807	248,862
Operating cash costs per gold ounce sold ($/ounce)	801	790	803	776
Total cash costs per gold ounce sold ($/ounce)	892	863	889	845

[3] For the year ended December 31, 2019, total production costs exclude a provision for a one-time contract termination fee.
[4] For the year ended December 31, 2020, total production costs include a gain recognized on the derecognition of a mining contractor services agreement.
[5] For the year ended December 31, 2020, total production costs exclude one-time severance charges.

8.2 All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world's leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of "all-in sustaining costs per gold ounce" in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of "all-in sustaining costs per gold ounce", which is a non-GAAP performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the JV's performance and ability to generate cash flow, disposition of which is subject to the terms of the JVA. Other companies may calculate all-in sustaining costs per ounce differently.

All-in sustaining costs adjust "Total cash costs" for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations) and sustaining capital expenditures. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the AGM's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation.  As such, sustaining costs exclude all expenditures at the AGM's 'new projects' and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period; these costs are not considered expansionary in nature as they relate to currently identified reserves and resources. Reclamation cost accretion represents the growth in the AGM's decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the AGM's results as disclosed in the consolidated annual financial statements of the Company for the years ended December 31, 2020 and 2019.

The following table provides a reconciliation of AISC of the AGM to production costs and various operating expenses of the AGM on a 100% basis (the nearest GAAP measure), as presented in the notes to the consolidated annual financial statements of the Company for the years ended December 31, 2020 and 2019.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above)	54,128	57,044	216,656	210,392
General and administrative expenses - JV	1,345	1,333	7,072	6,341
Sustaining capital expenditures	2,427	1,253	13,971	6,442
Sustaining capitalized stripping costs	9,091	3,405	16,546	37,075
Reclamation cost accretion	174	272	550	903
Sustaining lease payments	4,253	436	16,344	13,705
Interest on lease liabilities	96	307	732	1,817
All-in sustaining cost	71,514	64,050	271,871	276,675
Gold ounces sold	60,655	66,095	243,807	248,862
All-in sustaining cost per gold ounce sold ($/ounce) - JV	1,179	969	1,115	1,112
Average realized price per gold ounce sold ($/ounce)	1,828	1,465	1,711	1,376
All-in sustaining margin ($/ounce)	649	496	596	264
All-in sustaining margin	39,365	32,783	145,309	65,700

Excluded from the G&A costs of the AGM is non-cash share-based compensation expense of $0.1 million and $0.4 million for the three months and year ended December 31, 2020, respectively (three months and year ended December 31, 2019 - $0.1 million and $0.2 million, respectively).

For the three months and year ended December 31, 2020, the Company incurred corporate G&A expenses, net of the JV service fee, of $1.4 million and $5.3 million, respectively, which exclude non-cash share-based compensation expense, depreciation expense  and one-time severance charges totaling $0.7 million and $4.6 million, respectively (three months and year ended December 31, 2019 - G&A expenses, net of the JV service fee, of $0.5 million and $4.8 million which exclude non‐cash share‐based compensation expense of $0.5 million and $1.8 million, respectively).

The Company's attributable gold ounces sold for the three months and year ended December 31, 2020 was 27,295 and 109,713, respectively (three months and year ended December 31, 2019 - 29,743 and 111,988 ounces, respectively), resulting in additional all-in sustaining cost for the Company of $50/oz and $48/oz for these periods, respectively, in addition to the AGM's all-in sustaining cost presented in the above table (three months and year ended December 31, 2019 - $15/oz and $43/oz, respectively).

The following table reconciles sustaining capital expenditures on a 100% basis for the AGM to the total capital expenditures of the AGM, as presented in the notes to the consolidated annual financial statements of the Company for the years ended December 31, 2020 and 2019.

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
(in thousands of US dollars)	$	$	$	$
Investing cash flows of the AGM	22,254	12,242	69,108	62,672
Less:
Sustaining capitalized stripping costs	(9,091)	(3,405)	(16,546)	(37,075)
Non-sustaining capital expenditures	(11,680)	(5,160)	(40,140)	(18,528)
Change in AP related to capital expenditures not included in AISC	945	(2,493)	1,336	(912)
Interest income received	(1)	69	213	285
Total sustaining capital expenditures	2,427	1,253	13,971	6,442

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

The majority of the non-sustaining capital expenditures during the three months and year ended December 31, 2020 related to the relocation of a village near the Esaase deposit and E&E expenditures on the Abore, Adubiaso and Akwasiso tenements.

8.3 Adjusted Net Income (Loss)

The Company has included the non-GAAP performance measures of adjusted net income and adjusted net income per share throughout this MD&A. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to reflect the Company's ongoing operating performance. The Company further believes that its presentation of this non-GAAP financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. The following table provides a reconciliation of adjusted net income to net income (loss) (the nearest GAAP measure) per the consolidated annual financial statements for the years ended December 31, 2020 and 2019. All adjustments are shown net of estimated tax.

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
(in thousands of US dollars, except per share amounts)	$	$	$	$
Net income (loss) for the period	17,671	(21,205)	57,376	(167,928)
Interest in impairment of AGM	-	1,977	-	130,315
Change in fair value of preferred shares related to updated 2019 LOM plan	-	20,169	-	40,140
Adjusted net income for the period	17,671	941	57,376	2,527
Basic weighted average number of common share outstanding	224,197,308	225,948,601	223,655,880	225,867,169
Diluted weighted average number of common share outstanding	225,216,468	225,948,601	224,919,474	225,867,169
Adjusted net income per share - basic and diluted	$0.08	$0.00	$0.26	$0.01

8.4 EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before considering the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of the JV. Other companies may calculate EBITDA and Adjusted EBITDA differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the JV to net income (loss) (the nearest GAAP measure) of the Company and the JV, respectively, per the consolidated annual financial statements of the Company for the years ended December 31, 2020 and 2019. All adjustments are shown net of estimated income tax.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
(in thousands of US dollars )	$	$	$	$
Net income (loss) for the period	17,671	(21,205)	57,376	(167,928)
Add back:
Depreciation and depletion	40	(40)	163	(98)
Finance income	(1,263)	(135)	(8,325)	(871)
Finance expense	10	20,180	45	35,650
EBITDA for the period	16,458	(1,200)	49,259	(133,247)
Add back (deduct):
Non-cash share based compensation	692	(506)	2,168	(1,789)
Share of net (earnings) loss related to joint venture	(18,691)	-	(59,159)	126,264
Galiano's attributable interest in JV Adjusted EBITDA (below)	21,930	14,290	76,045	44,730
Adjusted EBITDA for the period	20,389	12,584	68,313	35,958

The following table reconciles the JV's EBITDA and Adjusted EBITDA for the three months and years ended December 31, 2020 and 2019 to the results of the JV as disclosed in note 8 to the Company's consolidated annual financial statements for the years ended December 31, 2020 and 2019.

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
(in thousands of US dollars)	$	$	$	$
JV net income (loss) for the period	41,547	(285,138)	131,519	(280,523)
Add back:
JV depreciation and depletion	10,448	30,578	50,934	95,418
JV Finance income	(62)	(68)	(285)	(283)
JV Finance expense	1,053	1,095	3,165	8,905
JV EBITDA for the period	52,986	(253,533)	185,333	(176,483)
Add back (deduct):
Impairment associated with AGM LOM plan	-	289,589	-	289,589
JV Mining contractor lease payments (capitalized leases)	(4,253)	(4,301)	(16,344)	(13,705)
JV Adjusted EBITDA for the period	48,733	31,755	168,989	99,401
Galiano's attributable interest in JV Adjusted EBITDA for the period	21,930	14,290	76,045	44,730

While the above figure reflects an estimate of the Company's "attributable interest" in Adjusted EBITDA generated from the AGM, these funds are not within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. "Distributable Cash" means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of at least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee; and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies. Distributable cash is to be paid out by the JV in certain priority generally to interest and principal of loans, redemption of the preferred shares issued by Shika Group Finance (of which shares each partner holds 137.4 million preferred shares as at December 31, 2020, after redemptions paid by the JV in 2019 and 2020) and finally as dividends on common shares of the JV companies (which the JV partners own 45% each with the Government of Ghana holding 10%).

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

8.5 Free Cash Flow

The Company uses the financial measure Free Cash Flow, which is a non-GAAP financial measure, to supplement information in its consolidated annual financial statements. Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free Cash Flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of Free Cash Flow of the AGM to its cash flows from operating activities on a 100% basis (the nearest GAAP measures), as presented in the notes to the consolidated annual financial statements of the Company for the years ended December 31, 2020 and 2019.

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
(in thousands of US dollars )	$	$	$	$
Cash flows from operating activities before working capital changes	53,856	33,808	183,065	109,785
Net change in working capital	(5,859)	11,632	(30,743)	10,590
Cash flows from operating activtities	47,997	45,440	152,322	120,375

Less:
Cash flows used in investing activities	(22,254)	(12,242)	(69,108)	(62,672)
Mining contractor lease payments (capitalized leases)	(4,253)	(4,301)	(16,344)	(13,705)
Free Cash Flow for the period	21,490	28,897	66,870	43,998

9. Summary of outstanding share data

As of the date of this MD&A, there were 224,405,222 common shares of the Company issued and outstanding and 7,434,535 share purchase options outstanding (with exercise prices ranging between C$0.86 and C$4.77 per share). The fully diluted outstanding share count at the date of this MD&A is 231,839,757.

During the Q4 2020, the Company granted 1,000,000 cash-settled phantom share units to the Chair of the Board. The units will vest three years from the grant date, but will only become payable upon the Chair’s departure from the Board or upon a change of control of the Company, in an amount equal to the value of 1,000,000 common shares (in $C) as at the Chair’s departure date or date of change of control.

10.  Related party transactions

As at December 31, 2020, the Company's related parties are its subsidiaries and the JV, its JV partners, and key management personnel (being directors and executive officers of the Company). During normal course of operations, the Company enters into transactions with its related parties. During the three months and year ended December 31, 2020, all related party transactions were in the normal course of business including compensation payments to key management personnel.

As at December 31, 2020, the Company had a $2.7 million receivable owing from the JV in relation to the Company's service fee earned for being the operator of the JV (December 31, 2019 - $4.2 million).

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

In addition to the service fee earned as operator of the JV, the Company's related party transactions included compensation paid to key management personnel, which was as follows for the years presented:

	Year ended December 31,
	2020	2019
	$	$

Salaries and benefits	3,291	3,251
Share-based payments	1,096	1,041
Total compensation	4,387	4,292

11.  Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the consolidated annual financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company's significant accounting judgments and estimates are presented in note 5 of the consolidated annual financial statements for the years ended December 31, 2020 and 2019.

The Company considered the impact of the COVID-19 pandemic on the significant judgments and estimates made in the consolidated annual financial statements for the years ended December 31, 2020 and 2019 and determined that the effects of COVID-19 did not have a material impact on the estimates and judgments applied.

11.2 Changes in Accounting Policies including Initial Adoption

(a) Accounting standards adopted January 1, 2020

There were no new standards effective January 1, 2020 that had an impact on the consolidated annual financial statements or are expected to have a material effect in the future.

(b) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company or the JV, have been issued but are not yet effective as of December 31, 2020:

Amendment to IAS 16

On May 14, 2020, the IASB amended IAS 16 "Property, Plant and Equipment" to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The Company does not expect the amendments to IAS 16 to have a significant impact on its or the JV's accounting policies.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

12.  Risks and uncertainties

12.1 Financial instruments & risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF, which can be found under the Company's corporate profile on SEDAR at www.sedar.com, and the Company's most recently filed Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov.

Other than as disclosed below, management is not aware of any significant changes to the risks identified in the Company's most recently filed AIF nor has the Company's mitigation of those risks changed significantly during the year ended December 31, 2020. These risks, and the risk factors disclosed below, could materially affect the Company's business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

Mine Plan

The Company and its JV partner are currently in the process of preparing a new LOM plan and undertaking other technical work at the AGM, which it expects will be included in an updated Mineral Resource and Reserve Estimate with an anticipated effective date of June 30, 2021.  The JV has not yet finalized this technical work or the new LOM plan and, once finalized, the LOM plan (and the updated Mineral Resource and Reserve Estimate) may include changes to the assumptions, estimates, parameters and plans reflected in the AGM's current LOM plan including, but not limited to, changes to the current estimates of in‐situ ounces, ore tonnes to be mined in future periods, strip ratios, head grades, recovery rates, gold price assumptions, mining costs, processing costs, trucking costs, capital and closure costs, as well as discount rates.  Changes to any of these factors may result in negative impacts on the project economics of the AGM, which may impact the Company’s equity investment in the JV and the valuation of its preferred shares in the JV. Changes in the new LOM plan from the current LOM plan in a manner that reduces the economic benefit to the Company of its interest in the AGM, including reductions in net present values and internal rates of return, could materially impact the Company’s future financial performance.

Financial instruments

As at December 31, 2020, the Company's financial instruments consist of cash and cash equivalents, receivable due from related party, preferred shares in the JV, accounts payable and accrued liabilities and long-term incentive plan liabilities. The Company classifies cash and cash equivalents and the related party receivable as financial assets measured at amortized cost, while accounts payable and accrued liabilities are classified as other financial liabilities and measured at amortized cost. The long-term incentive plan liabilities are a financial liability measured at fair value through profit or loss and falls within Level 3 of the fair value hierarchy.

The credit risk, liquidity risk and market risk associated with the Company's financial instruments are disclosed in note 21 of the consolidated annual financial statements for the years ended December 31, 2020 and 2019.

Coronavirus

The recent outbreak of COVID-19 has had a negative impact on global financial conditions. COVID-19 emerged in Wuhan, China and has spread globally, including Canada and the US. These markets are a significant source of global demand for commodities, including gold. A sustained slowdown in economic growth or demand in these markets, in either case, that is not offset by reduced supply or increased demand from other regions, could have an adverse effect on the price and/or demand for gold.

In addition, outbreaks or the threat of outbreaks of viruses or other infectious diseases or similar health threats, such as COVID-19, could also cause operational and supply chain delays and disruptions (including as a result of governmental regulation and prevention measures), labour shortages and shutdowns or the inability to sell precious metals. On March 22, 2020, Ghana closed all borders for travel by all persons, and on March 27, 2020, announced restricted movements of people within the major centers of Accra and Kumasi. On August 30, 2020, the President of Ghana announced the reopening of the Kotoka International Airport to passenger travel effective September 1, 2020. To date, mining, power supply and fuel supply operators were exempted from the lockdown and the AGM's operations have not been materially impacted. In the event that the prevalence and impacts of COVID-19 continue to increase, governments, including Ghana's government, may increase regulations and restrictions regarding the flow of labour or products, and the Company's and the JV's operations, suppliers, customers and distribution channels could be severely impacted.

At this time, the Company cannot accurately predict what effects COVID-19 will have on mining operations or financial results, including as a result of uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. The widespread health crisis caused by COVID-19, and its adverse economic and financial impacts, could adversely affect the Company's business, financial condition and results of operations and the market price of the Company's common shares.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

13.  Internal control

13.1 Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the CEO and the CFO, have evaluated the design and operating effectiveness of the Company's disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that, as of December 31, 2020, such disclosure controls and procedures were effective.

13.2 Internal Control over Financial Reporting

The Company's management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the CEO and CFO, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

  pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's Directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, with the participation of its CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management and the CEO and CFO have concluded that, as of December 31, 2020, the Company's internal control over financial reporting was effective.

13.3 Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the three months ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

13.4 Limitations of controls and procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

14.  Qualified person

The exploration information in this MD&A has been reviewed and approved by Dr. Paul Klipfel, CPG, Senior Vice President Exploration of Galiano Gold Inc. For further information regarding the exploration information in this MD&A, including the Quality Control and Quality Assurance and data verification measures taken with respect to such exploration information, please see the Company’s news releases dated June 25, 2020, July 6, 2020, September 8, 2020, November 30, 2020, February 1, 2021 and February 25, 2021, and filed on the Company’s SEDAR profile at www.sedar.com.  All other technical content in this MD&A has been approved by Mr. Mike Begg, Pr.Sci.Nat., former Senior Vice President Technical Services of Galiano Gold Inc. Both Dr. Klipfel and Mr. Begg are “Qualified Persons” as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure).

15.  Cautionary statements

15.1 Cautionary statement on forward-looking information

The Company cautions readers regarding forward-looking statements found in this MD&A and in any other statement made by, or on the behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this MD&A. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the JV and the Company and the industry and markets in which the JV and the Company operate.  Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold;
  the operating plans for the AGM under the JV between the Company and Gold Fields;
  the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below);
  the realization of Mineral Reserve estimates;
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;
  operating costs with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the timing, costs and project economics associated with the JV's development plans for the AGM;
  the availability of capital to fund the JV's expansion plans and to fund the Company's contributions to the JV's development plans;
  estimates regarding the AGM's consumption of key reagents, consumables, critical spares and diesel fuel; the ability of the AGM to maintain current inventory levels;
  the ability of the AGM to continue to operate during the COVID-19 pandemic;
  gold production and other activities and that they will not be curtailed as a result of the COVID-19 pandemic;
  the AGM's ability to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all;
  the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2021 production and cost guidance;

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

  the Company's continued work to advance a study to refine the structural, geological and mineralization models for Esaase augmented with a targeted infill drilling program and the further investigations to examine the modeling methodologies and data density;
  the Company's and the AGM's responses to the COVID-19 pandemic and that it will be effective in continuing their operations in the ordinary course;
  the timing of the development of new deposits;
  success of exploration activities;
  permitting timelines;
  hedging practices;
  currency exchange rate fluctuations;
  requirements for additional capital;
  government regulation of mining operations;
  environmental risks and remediation measures;
  unanticipated reclamation expenses;
  title disputes or claims; and
  limitations on insurance coverage.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The JV and Company's actual future results or performance are subject to certain risks and uncertainties including but not limited to:

  the recent outbreak of COVID-19 has had a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the Company's common shares;
  the mineral reserve and resource estimates may change and may prove to be inaccurate;
  life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  AGM has a limited operating history and is subject to risks associated with establishing new mining operations;
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
  the Company's business is subject to risks associated with operating in a foreign country;
  risks related to the Company's use of contractors;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves;
  risks associated with establishing new mining operations;
  the Company's common shares may experience price and trading volume volatility;
  the Company has never paid dividends and does not expect to do so in the foreseeable future;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;
  there may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires the securities of the Company;
  the Company may be a "passive foreign investment company" in its current and future tax years, which may have adverse U.S. federal income tax consequences for U.S. investors;
  as a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors;
  the Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company;
  shareholders of the Company may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of their common shares, or at all;
  the exercise of stock options or the settlement of the share units and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate;
  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;
  Company shareholders may be subject to future dilution;
  risks related to the control of AGM cashflows and operation through a joint venture;
  the results of the Company's ongoing work on the new LOM plan for the AGM may have an impact on the projected life of mine cash flows of the AGM;
  risks related to the market price of common shares;
  risks related to changes in interest rates and foreign currency exchange rates;
  risks relating to credit rating downgrades;
  changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;
  risks associated with changes in reporting standards;
  the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;
  the Company may be liable for uninsured or partially insured losses;
  the Company may be subject to litigation;
  damage to Galiano's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price;

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  risks related to information systems security threats;
  it may not be possible to enforce actions against certain directors and officers of the Company or the experts named in this prospectus under U.S. federal securities laws; and
  the risk factors described under the heading "Risk Factors" in the Company's annual information form.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this MD&A include, among others:

  the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic;
  that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2020 production and cost guidance;
  the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures;
  the price of gold will not decline significantly or for a protracted period of time;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;
  the ability of the JV and the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the JV and the Company in implementing its development strategies and achieving its business objectives;
  the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and
  the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded from debt and share issuances, as well as the exercise of share-based options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

15.2 Cautionary note for United States investors

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Council").

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the "SEC") under the U.S. Exchange Act.  All SEC reporting companies, other than those who file under the Canada-U.S. Multijurisdictional Disclosure System ("MJDS"), will be required to comply with the new rules for their first fiscal year beginning on or after January 1, 2021 (the "SEC Modernization Rules"). The SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 ("Guide 7"), which will be rescinded. The Company is not required to provide disclosure on its mineral properties, including the AGM, under the SEC Modernization Rules as the Company is presently a "foreign private issuer" under the U.S. Exchange Act that files annual reports or registration statements with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources".  In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven reserves", "probable reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.  Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist.  In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.